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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

TOMOTHERAPY INCORPORATED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
890088107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 15 Pages

CUSIP No. 890088107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Neis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 4,104,707
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 4,104,707

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,707(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents shares beneficially owned by Venture Investors Early Stage Fund II Limited Partnership, Venture Investors Early Stage Fund III Limited Partnership and Advantage Capital Wisconsin Partners I Limited Partnership. See Item 4.

Page 2 of 15 Pages

CUSIP No. 890088107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Venture Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 4,104,707
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,111,583
PERSON WITH:	8	SHARED DISPOSITIVE POWER 993,124

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,707(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	Represents shares beneficially owned by Venture Investors Early Stage Fund II Limited Partnership, Venture Investors Early Stage Fund III Limited Partnership and Advantage Capital Wisconsin Partners I Limited Partnership. See Item 4.

Page 3 of 15 Pages

CUSIP No. 890088107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Venture Investors Early Stage Fund II Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 1,154,408
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,154,408
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,408
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 15 Pages

CUSIP No. 890088107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Venture Investors Early Stage Fund III Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 1,957,175
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,957,175
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,957,175
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 15 Pages

CUSIP No. 890088107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advantage Capital Wisconsin Partners I Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 993,124
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 993,124
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,124
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 15 Pages

CUSIP No. 890088107

Item 1(a).	Name of Issuer:

TomoTherapy Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1240 Deming Way Madison, WI 53717

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are: John P. Neis; Venture Investors, LLC; Venture Investors Early Stage Fund II Limited Partnership; Venture Investors Early Stage Fund III Limited Partnership; and Advantage Capital Wisconsin Partners I Limited Partnership.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(For each of John P. Neis, Venture Investors, LLC, Venture Investors Early Stage Fund II Limited Partnership, Venture Investors Early Stage Fund III Limited Partnership and Advantage Capital Wisconsin Partners I Limited Partnership)

505 South Rosa Rd., #201 Madison, WI 53719

Item 2(c).	Citizenship:

John P. Neis is a citizen of the United States.

Venture Investors, LLC is a Wisconsin limited liability company.

Venture Investors Early Stage Fund II Limited Partnership is a Wisconsin limited partnership.

Venture Investors Early Stage Fund III Limited Partnership is a Wisconsin limited partnership.

Advantage Capital Wisconsin Partners I Limited Partnership is a Wisconsin limited partnership.

Page 7 of 15 Pages

CUSIP No. 890088107

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

890088107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

John P. Neis

(a)	Amount Beneficially Owned: 4,104,707

(b)	Percent of Class: 8.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 4,104,707

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 4,104,707

Page 8 of 15 Pages

CUSIP No. 890088107

Amount beneficially owned consists of 1,957,175 shares of common stock held by Venture Investors Early Stage Fund III Limited Partnership, 1,154,408 shares of common stock held by Venture Investors Early Stage Fund II Limited Partnership, 993,124 shares of common stock held by Advantage Capital Wisconsin Partners I Limited Partnership, 21,657 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund III Limited Partnership, 9,930 shares of common stock issuable upon the exercise of options held by Advantage Capital Wisconsin Partners I Limited Partnership and 9,211 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund II Limited Partnership. Venture Investors, LLC is the sub-managing agent of Advantage Capital Wisconsin Partners I Limited Partnership, and the general partner of Venture Investors Early Stage Fund II Limited Partnership and Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are generally made collectively by six managers, including Mr. Neis. Each such manager and Mr. Neis disclaim beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

Venture Investors, LLC

(a)	Amount Beneficially Owned: 4,104,707

(b)	Percent of Class: 8.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,104,707

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,111,583

(iv)	shared power to dispose or to direct the disposition of: 993,124

Page 9 of 15 Pages

CUSIP No. 890088107

Amount beneficially owned consists of 1,957,175 shares of common stock held by Venture Investors Early Stage Fund III Limited Partnership, 1,154,408 shares of common stock held by Venture Investors Early Stage Fund II Limited Partnership, 993,124 shares of common stock held by Advantage Capital Wisconsin Partners I Limited Partnership, 21,657 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund III Limited Partnership, 9,930 shares of common stock issuable upon the exercise of options held by Advantage Capital Wisconsin Partners I Limited Partnership and 9,211 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund II Limited Partnership. Venture Investors, LLC is the sub-managing agent of Advantage Capital Wisconsin Partners I Limited Partnership, and the general partner of Venture Investors Early Stage Fund II Limited Partnership and Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are generally made collectively by its managers, John P. Neis, Roger Ganser, Scott Button, George Arida, Winslow Sargeant and Paul Weiss. Each such manager disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

Venture Investors Early Stage Fund II Limited Partnership

(a)	Amount Beneficially Owned: 1,154,408

(b)	Percent of Class: 2.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,154,408

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,154,408

(iv)	shared power to dispose or to direct the disposition of: 0

Page 10 of 15 Pages

CUSIP No. 890088107

Venture Investors Early Stage Fund III Limited Partnership

(a)	Amount Beneficially Owned: 1,957,175

(b)	Percent of Class: 3.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,957,175

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,957,175

(iv)	shared power to dispose or to direct the disposition of: 0

Advantage Capital Wisconsin Partners I Limited Partnership

(a)	Amount Beneficially Owned: 993,124

(b)	Percent of Class: 2.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 993,124

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 993,124

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Page 11 of 15 Pages

CUSIP No. 890088107

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

/s/ John P. Neis
John P. Neis
VENTURE INVESTORS, LLC
By: /s/ John P. Neis
John P. Neis, Executive Managing Director
VENTURE INVESTORS EARLY STAGE FUND II LIMITED PARTNERSHIP
By: Venture Investors Founders Limited
Partnership
General Partner
By: Venture Investors, LLC
General Partner
By: /s/ John P. Neis
John P. Neis, Executive Managing Director

Page 12 of 15 Pages

CUSIP No. 890088107

VENTURE INVESTORS EARLY STAGE FUND III LIMITED PARTNERSHIP
By: Venture Investors, LLC
General Partner
By: /s/ John P. Neis
John P. Neis, Executive Managing Director
ADVANTAGE CAPITAL WISCONSIN PARTNERS I LIMITED PARTNERSHIP
By: Venture Investors, LLC
Sub-Managing Agent
By: /s/ John P. Neis
John P. Neis, Executive Managing Director

Page 13 of 15 Pages

CUSIP No. 890088107

EXHIBIT 1

        AGREEMENT dated as of February 12, 2008 by and among John P. Neis (“Mr. Neis”), a citizen of the United States, Venture Investors, LLC (“Venture Investors”), a Wisconsin limited liability company, Venture Investors Early Stage Fund II Limited Partnership (“VIESF II”), a Wisconsin limited partnership, Venture Investors Early Stage Fund III Limited Partnership (“VIESF III”), a Wisconsin limited partnership, and Advantage Capital Wisconsin Partners I Limited Partnership (“Advantage”), a Wisconsin limited partnership.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Mr. Neis, Venture Investors, VIESF II, VIESF III and Advantage hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of TomoTherapy Incorporated and hereby further agree that said Statement shall be filed on behalf of Mr. Neis, Venture Investors, VIESF II, VIESF III and Advantage. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of TomoTherapy Incorporated.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

/s/ John P. Neis
John P. Neis
VENTURE INVESTORS, LLC
By: /s/ John P. Neis
John P. Neis, Executive Managing Director

Page 14 of 15 Pages

CUSIP No. 890088107

VENTURE INVESTORS EARLY STAGE FUND II LIMITED PARTNERSHIP
By: Venture Investors Founders Limited
Partnership
General Partner
By: Venture Investors, LLC
General Partner
By: /s/ John P. Neis
John P. Neis, Executive Managing Director
VENTURE INVESTORS EARLY STAGE FUND III LIMITED PARTNERSHIP
By: Venture Investors, LLC
General Partner
By: /s/ John P. Neis
John P. Neis, Executive Managing Director
ADVANTAGE CAPITAL WISCONSIN PARTNERS I LIMITED PARTNERSHIP
By: Venture Investors, LLC
Sub-Managing Agent
By: /s/ John P. Neis
John P. Neis, Executive Managing Director

Page 15 of 15 Pages